INVEST IN **IMORPH SMART HEALTH TECHNOLOGIES**

Using AI to automate self-help psychology with wearable smart technology to solve your health issues


POSITIVE AFFIRMATIONS
Your choice of powerful and personal affirmations pass commands from your conscious to your subconscious mind to make it believe you will be healthy and liberated by choosing to quit smoking. The subconscious mind has the ability, in anything it accepts as true, to do whatever it takes to turn it into reality. iMorph Smart Health specializes in making sure your messages are timed perfectly to address the problem at exactly the time you need it most.
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LEAD INVESTOR

Terra Stone Capital Terra Stone Capital Partners

As investors, we feel that many of the companies we look for to invest our money have to have a social responsibility component. Whether it solves a problem or give a healthy alternative to an existing one. iMorph smaat-health technologies gives smokers a healthier choice when it comes to quitting smoking. It replaces drugs and other harmful chemicals and gives the smoker a psychological edge. The problem they are tackling is also important and potentially represents a brand new market. Doctors are trained to treat patients and save lives. However, currently the medical establishment make money for dispensing drugs, not clinical services.

Invested $25,000 this round

imorphed.com Boca Raton FL

Technology | Main Street | Software | Artificial Intelligence | B2C

Highlights

1. iMorph is the future of the burgeoning smart-health market.
2. CigFree SmartBand™ is our flagship, AI and machine learning driven automated wearable smart band solution for smokers.
3. We formed iMorph uniquely to return personal health choices to people by converging technology with self help psychology
4. We are the low, single cost health provider of solutions designed to eliminate or reduce negative personal health issues
5. iMorph helps you to modify health behaviors without drugs and other expensive alternatives.

Our entire line of upcoming products address health issues including: Stress, Mental Fitness
5. iMorph helps you to modify health behaviors without drugs and other expensive alternatives.

6. Our entire line of upcoming products address health issues including: Stress, Mental Fitness, Depression & Weight-Loss.
7. iMorph becomes your de-facto 24/7 personal health assistant and will always be there for you when most needed.
8. Smoking cessation is a growing $7 billion market in America dominated by uncertain drugs and Nicotine Replacement.

Our Team



Adrian Vargas Co-Founder & CEO

Adrian began his career in investment services. In 2005, and has began building smart home automation systems. For the past 10 years, he has built "Smart" automation systems for residential, commercial and hospitality which earned him "ACE" status.

Adrian was addicted to smoking over a pack of cigarettes a day for 15 years and discovered the power of

positive affirmation psychology. He tired of smoking and what it was doing to his life and wanted to quit. He was in the smart automation business and thought what if he connected smart automation with self-help psychology. He devised a robo-call program that recorded his affirmations in his voice and randomly called him throughout the days to listen to his affirmations. He quit smoking in 4 days and contemplated foundation of CigFree CigFree to help others.



Younis Zubchevich   Co-Founder & President

following his MBA, Younis joined US international bank as VP and moved to the Middle East. He joined a ME investment bank as head of investments. In 2000, Younis established his own investment banking firm in NY to fund early growth companies.



Pathik Jayani   Chief Technology Officer

With a Master's degree in engineering and information systems, diverse experiences in business intelligence, data warehousing, analytics and product development, Pathik is spearheading our technology development.



Kelly Victory, MD   Director Of Healthcare

Dr. Victory is a residency-trained trauma and emergency specialist for over 30 years. An expert in disaster preparedness for more than 20 years, Dr. Victory has been advising fortune 500 companies as chief medical officer.



Terra Stone Capital   Lead Investor

Lead Investor

Pitch



iMORPH
Smart Health Technologies

CigFree Smartband™

The Healthy Way to Quit Smoking

Patent Pending

We are

iMorph Smart Technologies:

iMorph was formed uniquely to converge existing smart technology with automated self-help psychology and personal affirmations to help a large population of people cease or minimize undesirable personal behaviors they may have. CigFree is our initial, unique flagship product smoking cessation solution. It is an automated wearable smartband for smokers who want an all-natural, healthy and affordable non- nicotine, non-drug, non-invasive way to quit smoking.

- We have the state-of-the-art technology that leverages machine learning algorithms and artificial intelligence to help people quit or minimize smoking
- It learns their individual smoking gestures and habits in real time
- It becomes their personal health assistant, anticipating when they will smoke and alerts them with their personal positive affirmation messages before or as they are smoking and most in need
- CigFree performs 1,000,000 plus mathematical calculations every second to detect the correct gesture from all non-smoking gestures. iMorph has harnessed the power of artificial intelligence and deep learning to make CigFree unlike any other product in the market

CigFree always remembers to remind smokers they want to be healthy

The iMorph CigFree Smartband™ Solution

How Does CigFree Smartband™ stop smoking?

When you are at your weakest and begin to smoke or vape:

- CigFree SmartBand™ detects your smoking gestures
- Automatically reminds you of all the reasons you want to quit smoking
- Signals your mobile device that alerts you, as or before you smoke, to listen to your proven self-help personalized affirmation message to yourself in your own voice
- Stimulates your desires to stop your urge to smoke, rather than relying on dangerous expensive drugs and nicotine substitutes

- Self-help affirmations are a proven solution that modify behavior including quitting cigarettes when received at the precise time the unwanted behavior is occurring
- To prevent a high relapse rate once you stop smoking, CigFree converts to automate alternative self-help affirmation messages that reinforce and sustain your new positive behaviors
- Positive results may be experienced within 2 weeks of using CigFree Smartband™ and listening to the auto-messages



Product Functionality

Universal algorithm is taught to recognize individual smoker gestures	Vibrates on the smoker's wrist and Phone App signals up to any # of consecutive alerts until accepted or rejected
Forwards data via Bluetooth to App on iOS or Android phones	Once alerted, the gesture alert may be set to turn off and resume in the event smoker continues to smoke the same cigarette
All calculations take place in the App	Push alerts to allow App to open to the message page once smoking is detected
App allows smokers to record their personal messages, edit messages, and listen to messages manually without notification	All App pages will have a link to move App to the message page
App can be set to call randomly smokers at any time during the day with awaiting message	Can set gestures for right, and left-hand gesture algorithms
Learns the most common times people smoke and alerts them of affirmation messages before they smoke	Data base records all smoking gestures, alerts accepted and declined, times listened to messages without an alert and other data



The CigFree Smartband™ Opportunity

We are a pre-revenue development company. We utilize wearable smart technology with self-help psychology to solve health issues. We have developed a unique and innovative solution to stop and reduce cigarette smoking; First to market;

- Preliminary tests on 20 individuals using Robocalls demonstrated high positive results in stopping and reducing smoking
- We have our own experienced tech team for development
- Technological risks have been mitigated as our PROOF OF CONCEPT is complete
- Global growth forecast of $21.4 billion smoking cessation industry by 2024
- Entry level investment for seed round investors with high multiple opportunities
- Utility and Process patent pending for CigFree SmartBand™
- Clinical trial has been designed and will be conducted by two highly credentialed clinical investigators





Technology & Health

A key to an iMorph sustainable competitive advantage is to grow our health solutions as technology and sensors improve to enable us automatically to detect and apply to people's health problems. A critical element of our continued development will be to gather, on an ongoing basis, healthcare professionals in many fields to consult with us to improve our solutions as technologies develop. In effect, iMorph's automated self-help solutions become a go to de facto therapist that is constantly at hand when needed. In addition to the health improvements our solutions can create, we also expect to save our customers significant money on fees they would otherwise have to pay therapists.

Becoming a leader in the burgeoning tele-health industry:

It is critical to understand, iMorph is not selling a device or tracking functionalities. We are selling health solutions to costly and troubling problems that 28 million Americans want to quit. Smart wearable technology is how we attract attention to our solution. iMorph, to this extent, is not competing with the major smart wearable sellers: Fitbit; Apple; and Xiaomi to sell devices. We are providing new applications for smart devices to open new markets to sell wearable devices as a part of an overall solutions to human health and behavioral problems.



Smoking in the USA



40M 40 million adult cigarette smokers	**$9.5B** $9.5 billion spent to promote cigarettes
$2.6K Average amount a smoker spends annually on cigarettes	**$170B** US spends nearly $170 billion on medical care to treat smoking and tobacco use
$90B More than $90 billion spent annually on purchasing cigarettes	**$200B** Amount of annual productivity losses in US as a result of smoking
50% Smokers pay up to 50% more for health insurance, and 200% - 400% for life insurance	

The Problem

How Hard is it to Quit?

70% — Smokers who want to quit altogether

40% — Smokers who will try to quit each year

7% — Smokers who will succeed in quitting smoking on their first try

3.5% — Smokers who will quit smoking cold turkey

50% — Smokers who relapse into smoking while intoxicated with alcohol

10 DAYS — Average time it takes for toxins to leave your system after quitting smoking

Smoking Kills:
Reduced rate of dying from smoking if quitting:

90% before age 30   **50%** before age 50

Competition

  

Nicotine Replacement Therapies ("NRT"); NRT products include nicotine gum (accounts for $5 billion in annual sales), lozenges, and patches; NRT products can ease smokers off nicotine by releasing controlled amounts of nicotine slowly into their system when used as directed; The process, a ½ solution, allows people to focus on staying smoke-free but not nicotine-free; Most who stop smoking cigarettes continue to ingest NRT products; Expenses can cost $100-$200 per month.

Vaping with E-cigs; With regulation, E-Cigs are no longer in our competitive brackets. Vaping is also an NRT. Post Covid reports show Vaping is growing again among youth. However, vaping is a market opportunity for us. Our Universal algorithm can now be taught to recognize vaping gestures as it can recognize smoking gestures. Applying the same solutions to vaping as we do for smoking, CigFree™ can help people who want to stop or reduce dangerous vaping. We believe we have no critical competition in this space.

Drugs: Pfizer recently removed its nearly $1 billion psychotic drug Chantix from the market. Chantix was the biggest anti smoking drug in the market.

We believe on a health and cost basis we have no critical competition in this space.

Marketing CigFree Smartband™

PR outreach to be driven by the completion of our clinical trial

Our initial sales channels include:

➤ Our website direct to consumer **www.imorphed.com**

➤ Affiliated high traffic health websites direct to consumer such as healthcare and not-for-profits i.e. American Heart, Lung, Associations, and others

➤ Large corporations and health insurance companies for employees and insured customers

➤ Municipalities, counties and state governments for employees and citizens

➤ Veterans Administration hospitals and military

➤ Amazon and other social media platforms

Brand Metaphor

How others are to view our brand

- CigFree Smartband™ is: Amazon vs Traditional Retail

- A fashionable and holistic way to health vs. doctor visits, drugs and nicotine substitutes

Brand Architecture

- **Emotional Promise:**
  Transforms life; Improves relationships; Increases productivity; and liberating

- **Reason to Believe:**
  Scientific IRB approved clinical trial

- **Vocabulary:**
  The language and images we use must drive people to victory over their health problems, experience a personal transformation that allows them to shout to the world, I won! iMorphed! I'm CigFree!



Yes, iMorphed!



Yes, iMorph...
I'm CigFree!

iMORPH
Smart Health Technologies

CigFree Smartband™ Revenue

CigFree Smartband™ is the lowest cost solution to stop cigarette smoking

Per unit sales price: Initially **$299** introductory price including free shipping equal to the price of 3 cigarette cartons – **1-month supply**

All in per unit cost to USA warehouse is approximately **$40**

Very high per unit gross profit and gross margins

Revenue anticipated to commence in 2022

Year 1 projection: sales of 250,000 - 500,000 units for sales of **$75 - $150 million**

iMORPH
Smart Health Technologies

---

iMorph Future Growth Opportunities

Addressable Issues:

Stress	Mental Fitness
Depression	Weight-Loss/Dieting / Inactivity
Oversleeping	Gambling
Alcohol Abuse	Sugar control and diabetes

iMORPH
Smart Health Technologies

Clinical Trial Process

Expected Start Date

45 days after receipt of funding.

Investigators

Two highly credentialed health professionals:

- MD, Professor of Medicine, Biochemistry, Physiology, and Pathology;
- PhD Psychology and Director of an Integrative Health technology group.

Investigators will prepare and submit an application and Subject Informed Consent Form to Institutional Review Board (IRB) and coordinate any changes to the protocol with sponsor

The Study

Uses a **30-day open-label** design to assess the extent to which use of the product leads to a significantly greater reduction or cessation of smoking than a similar population of non-participants. Product efficacy will be based on subject daily self-reports of beginning cigarette usage in conjunction with researchers' findings of baseline and ending changes in blood pressure, oxygen saturation and pulmonary functioning typically found among people who have stopped smoking.

iMORPH
Smart Health Technologies

Clinical Trial Process

Approved Protocol → Investigator Selection → Approval Process

↓

Statistical Analysis ← Data Entered and Reviewed ← Patient Recruitment and Participation

↓

Presentation and Publication of Report → Data filed and Registration Obtained

iMORPH
Smart Health Technologies


Dr. Kelly Victory: Imorph Smart health Technologies addresses smoki...
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Dr. Kelly Victory: CigFree Smart Band™ delivers lasting changes in sm...
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Dr. Kelly Victory: The benefits of smoking cessation to American Corp...
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iMORPH
SMART HEALTH TECHNOLOGIES
MAKERS OF
CIGFREE SMARTBAND™
PATENT PENDING
THE HEALTHY WAY TO QUIT SMOKING!
CigFree is an automated wearable smartband for smokers.
All natural, affordable, non-nicotine, non-drug, non-invasive solution to quit smoking
IMORPHED.COM


CigFree SmartBand by iMorph Smart Technologies, LLC.
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